EXHIBIT 4.61

CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

                          EQUIPMENT PURCHASE AGREEMENT

     This Equipment Purchase Agreement (this "AGREEMENT"), dated May 17, 2006, is between Tower Semiconductor Ltd., a company organised under the laws of the State of Israel ("TOWER") and Israel Corporation Ltd., a company organised under the laws of the State of Israel ("TIC").

The above-mentioned parties are collectively known as the "PARTIES" and individually known as a "PARTY".

                              W I T N E S S E T H:

     WHEREAS, Tower's Board of Directors recently approved an accelerated ramp-up plan for Tower's Fab 2 manufacturing facility ("FAB 2");

     WHEREAS, TIC, a major shareholder of Tower, wishes to assist Tower in the ramp-up of Fab 2 by purchasing certain equipment as set forth herein; and

     WHEREAS, TIC and Tower wish to detail the conditions which would result in the transferring of the title to such equipment from TIC to Tower.

NOW, THEREFORE, in consideration of the mutual promises herein contained, it is hereby agreed as follows:

1.   PURCHASE ORDERS AND/OR EQUIPMENT AGREEMENTS

     1.1. Immediately following the signature of this Agreement, and by no later than one (1) week from the date hereof, TIC shall order the equipment listed in ANNEX A1 (the "EQUIPMENT"), in their entirety, from the suppliers listed therein (the "SUPPLIERS") and at the total prices, including all related costs and VAT which in the aggregate shall not exceed $70 million, and delivery dates set forth therein (the "PURCHASE ORDERS"; together with any and all equipment purchase and/or installation agreements in connection therewith, the "EQUIPMENT AGREEMENTS"). By no later than one (1) week after this Agreement is effective pursuant to Section y5_hereof, TIC shall enter into Equipment Agreements relating to the Equipment listed in ANNEX A2 in their entirety, from the Suppliers at the total prices, including all related costs and VAT which in the aggregate shall not exceed $11 million on the delivery dates set forth therein. For the avoidance of doubt, the terms "Equipment", "Suppliers", "Purchase Orders" and "Equipment Agreements" shall also relate to the Equipment listed on Annex A1, Annex A2 and the Replacement Equipment.

          The Parties acknowledge (i) that changes in price and/or delivery dates may be required by the Suppliers and (ii) that the negotiation and execution of all or any of the equipment purchase and/or installation agreements to which the Purchase Orders relate may not be completed within one (1) week, but the Parties hereto undertake to use their commercially reasonable best efforts to finalize and execute such agreements as soon as practicable following the date hereof. However, Tower and TIC will agree in writing whether such new prices and/or delivery dates are acceptable, provided that such new prices including all related costs and VAT which, in the aggregate for the Equipment in Annex A1 and Annex A2, shall not exceed $84 million.

     1.2. The Equipment Agreements shall provide, INTER ALIA, that TIC shall be the owner of the Equipment. While the Equipment Agreements shall not provide details as to where the Equipment shall be delivered, the Equipment shall be delivered to such location as instructed by TIC prior to the delivery dates set forth in ANNEX A1 OR A2. In addition, TIC and Tower shall use their best efforts when negotiating the Equipment Agreements to ensure that the rights and obligations associated therewith, including any and all Equipment warranties and related service agreements, shall be assignable to Tower, without the need for Supplier or other third party consents. In addition, Tower shall use its best efforts when negotiating the Equipment Agreements to ensure that the Equipment Agreements are cancelable for a period of 15 days after their signature with no cancellation fees.

     1.3. The terms and conditions of the Equipment Agreements and any amendments thereto shall be approved in writing b y Tower prior to their execution. TIC shall furnish Tower with signed copies of the Equipment Agreements and any amendments thereto as soon as practicable following their execution.

     1.4. The Parties acknowledge that on or about May 1, 2006, TIC transferred [***] to [***] and [***] to [***] with respect to the certain Equipment Agreements (each an "ADVANCE AGREEMENT") which were ordered by Tower (each an "ADVANCE"), pursuant to the letter from Tower to TIC, dated April 30, 2006 (the "ADVANCE LETTER").

          As soon as practicable following the signature of this Agreement, Tower shall use its best efforts to cause [***] and [***] to consent to the assignment of the Advance Agreements to TIC.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIALITY.


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          If, within two weeks from the date hereof, either or both of such consents to the assignment of the Advance Agreements to TIC are obtained,

               (i) Immediately after effectiveness of this Agreement pursuant to Section 5 hereof, Tower shall assign and TIC shall assume Tower's rights and obligations in connection with such assigned Advance Agreement, including, without limitation, Tower's rights to the equipment underlying such purchase order and Tower's obligations to make future payments in connection therewith.

               (ii) The provisions of this Agreement shall be applicable to each of the assigned Advance Agreements and the total price of the Equipment to be purchased by TIC under Section 1.1 of this Agreement shall be increased by the amounts paid and due to be paid under such assigned Advance Agreement such that if both the consents of [***] and [***] are received, the total price including all related costs and VAT of the Equipment to be purchased under this Agreement shall be $100 million.

               (iii) For the avoidance of all doubt, with respect to the
                    Equipment purchased pursuant to such assigned Advance Agreement, Tower shall be released from its repayment obligations as set forth in the Advance Letter but shall be subject to all of the terms and conditions of this Agreement.

          If, within two weeks from the date hereof, one or more of such consents are not obtained, and this Agreement is effective pursuant to
          Section 5 hereof (i) Tower shall be entitled to request that TIC order additional Equipment up to the aggregate amount of the unpaid portions of the purchase prices under such unassigned Advance Agreement(s) (the "REPLACEMENT EQUIPMENT"); (ii) this Agreement shall apply to such Replacement Equipment MUTATIS MUTANDIS; and (iii) the Advance Letter shall remain in full force and effect with respect to the unassigned Advance Agreement and such Equipment shall not be subject to this Agreement. If neither consent is received within such two week time period, the total amount including all related costs and VAT to be ordered under this Agreement in aggregate, shall not exceed $94.3 million.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIALITY.


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2.   PURCHASE AND SALE OF EQUIPMENT

     2.1. PUT OPTION. Tower hereby grants TIC the right (the "PUT OPTION"), during the period commencing on the Effective Date (as defined below) to sell all or part of the Equipment and the rights purchased pursuant to the Equipment Agreements to which such Equipment relate (together the "PURCHASED ASSETS") to Tower, in consideration for the aggregate consideration paid by TIC, in connection with such Purchased Assets (hereinafter, the "PURCHASE PRICE" as more fully defined in Section 3 hereof). TIC may exercise the Put Option on all or part of the Purchased Assets by delivering a written notice to Tower (the "PUT NOTICE"), and upon receipt, Tower shall be obligated to purchase such Purchased Assets and pay the Purchase Price within fifteen (15) days of receipt of the Put Notice, or such later date as directed by TIC, provided, that such payment shall be made no later than the date of the consummation of the Investment. Notwithstanding anything to the contrary herein the Put Option may only be exercised in the event and to the extent that the Purchased Assets have not been uncrated, used or installed for the benefit or in the facilities of a party other than Tower and if TIC elects under the Put Option to sell to Tower any of the Purchased Assets labeled as belonging to a Set of Equipment in Annex A1 or A2, at the discretion of Tower, TIC shall also sell all or part of the other Purchased Assets belonging to such Set of Equipment to Tower, provided that if the relevant Supplier does not supply any portion of a Set of Equipment to Tower, TIC shall not be required to sell to Tower such portion(s) of the Set of Equipment.

     2.2. CALL OPTION. TIC hereby grants Tower the right (the "CALL OPTION"), during the period commencing on the later of: (i) the consummation of an Investment (as defined below); and (ii) the Effective Date and ending on the date on which the Reserve Period ends, to purchase all and not part of the Purchased Assets, in consideration for the Purchase Price. Tower may exercise the Call Option by delivering a written notice to TIC (the "CALL NOTICE"), and upon receipt, TIC shall be obligated to sell to Tower the Purchased Assets and Tower shall pay the Purchase Price within fifteen (15) days of receipt of the Call Notice, or such later date as directed by TIC, provided, that such payment shall be made no later than the date of the consummation of the Investment. In the event suc h payment of the Purchase Price has not been made within [***] after the Call Notice was delivered to TIC for any reason, the exercise of the Call Option shall be voided and for the avoidance of doubt, Tower shall not have any further right to exercise any Call Option hereunder. For the avoidance of doubt, TIC is not required to sell or transfer the Purchased Assets or transfer title thereto to Tower, unless it has received the Purchase Price in full. For purposes of this Agreement, an "INVESTMENT" shall mean an investment or investments in Tower by one or more investors after the date hereof in exchange for securities of Tower and/or proceeds which were paid to Tower on account of the future issuance of securities, including debt securities and/or including payments on account of wafer prepayments, which result in gross proceeds to Tower in an aggregate amount equal to or greater than one hundred million US dollars ($100,000,000), subject to such Investment obtaining such approvals as may be required by law. For the avoidance of doubt, the Parties hereto may jointly agree, that any or all amounts paid by TIC under this Agreement shall constitute an Investment, provided that nothing herein shall require TIC to so agree.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIALITY.


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     2.3. RESERVE PERIOD. During the period ending on the earliest of: (i) the exercise by Tower of the Call Option; (ii) the exercise by TIC of the Put Option; (iii) the termination of this Agreement pursuant to Section y7 or the existence of an Event of Default; and (iv) [***] from the date of signature of this Agreement (the "RESERVE PERIOD"), in the absence of the prior written consent of Tower, TIC shall not:
          (x) sell, assign or otherwise transfer title or interest in the Purchased Assets to a party other than Tower; (y) uncrate the Purchased Assets; or (z) install or cause the installation of the Purchased Assets in the facilities of a party other than Tower (the "EQUIPMENT INTEGRITY RESTRICTIONS"). After the Reserve Period, TIC may sell or assign all or part of the Purchased Assets, in its sole discretion, without any consent required from Tower to any third party with no limitation on the identity or business of such third party. Nothing herein creates any obligation for TIC to deliver the Purchased Assets to Tower, or to allow Tower to uncrate, use or install the Purchased Assets until both (i) the exercise of the Put Option or the Call Option and (ii) the payment of the Purchase Price in full (or such applicable percentage of the Purchase Price in the event of a partial exercise of the Put Option).

     2.4. CONSENTS. To the extent that the purchase by Tower of the Purchased Assets, or a portion thereof, is subject to the receipt of Supplier or any other third party consent, TIC and Tower shall apply fo r or otherwise seek, and use their commercially reasonable efforts to obtain, the necessary consents to consummate the purchase.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIALITY.


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     2.5. For the avoidance of doubt, upon the exercise of the Put Option or the
          Call Option and to the extent that: (i) an Equipment Agreement that is the subject of such exercise is assignable to Tower; and (ii) there are payments outstanding under such Equipment Agreement, such Equipment Agreement shall be assigned to Tower and upon assignment,
          (a) Tower shall assume all of the obligations associated with such outstanding payments (provided that TIC shall reimburse Tower for penalties incurred due to any non-payment to a Supplier by TIC unless TIC has been advised by Tower not to pay such Supplier) (b) TIC shall be released by such supplier in writing and (c) the Purchase Price shall not include amounts due and payable at a later time in connection therewith ("FUTURE PAYMENTS"). To the extent that any Equipment Agreement is not assignable or is not completely assignable in a manner that TIC is fully released from any obligation under such Equipment Agreement ("NON-ASSIGNABLE OBLIGATIONS"), the Purchase Price shall include the entire purchase price of such Purchased Asset including Future Payments and Tower shall simultaneously pay TIC for all Future Payments together with all other portions of the Purchase Price. TIC shall hold all amounts paid by Tower on account of Future Payments in trust and shall continue to make payments to Suppliers in accordance with the Non-Assignable Obligations. If an Equipment Agreement is not assignable to Tower but the Purchase Price related to such Equipment (including all Future Payments included therein) has been paid to TIC, TIC shall be obligated to transfer to Tower the Equipment including title and possession thereto, immediately upon its receipt of same.

     2.6. TITLE. Title to a Purchased Asset shall be transferred or deemed transferred if title cannot be transferred to Tower only upon full payment by Tower of the entire amount of the Purchase Price relating to such Purchased Assets and shall continue to vest in TIC until such payment has been made. If, TIC, in its sole discretion and with no obligation to do so, decides to deliver a Purchased Asset to Tower or to allow Tower to uncrate, use and/or install such Purchased Asset prior to the exercise of the Put Option or the Call Option, in respect of such Purchased Asset, title shall not pass to Tower except in accordance with the foregoing. To the extent that: (i) Purchased Assets are uncrated, used and/or installed at Tower's facilities; and
          (ii) title to such Purchased Assets has not been transferred to Tower in accordance with the foregoing ("UTILIZED EQUIPMENT"), if necessary, Tower will (a) assist TIC in registering any pledge or other registration on such Purchased Assets promptly and (b) disassemble and repackage such Purchased Assets for Resale by TIC (as defined below) to a third party, if requested by TIC, in its sole discretion. TIC acknowledges that the grant and registration of a pledge as contemplated by this Section 2.6 may be subject to third party consents, which Tower undertakes to use its best commercial efforts to obtain.


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     2.7. NO WARRANTIES. Subject to TIC's compliance with the Equipment
          Integrity Restrictions prior to any Resale, any sale or assignment by TIC to Tower of any of the Purchased Assets or of the Equipment Agreements pursuant to the Put Option, Call Option or any other manner shall be on an "AS IS" manner and Tower shall not have any claim against TIC for defects in such Purchased Assets or any other product liability. Tower may make any such claims against the supplier directly without any involvement of TIC. Prior to their assignment or transfer of title to Tower, TIC shall use its commercially reasonable best efforts to enforce any and all warranties associated with all Utilized Equipment to the extent it is aware of such claims, including in accordance with Tower's instructions, provided, that Tower shall pay for all costs related to such enforcement directly and that in any event, TIC may enforce such warranties on its own and the costs of such effort shall be added to the Purchase Price if not paid for by Tower. TIC shall be entitled, in its sole discretion, to assign to Tower any or all rights to enforce such warranties, if such enforcement rights can be assigned.

3. REIMBURSEMENT AND INDEMNIFICATION BY TOWER OF ALL PAYMENTS AND EXPENSES OF TIC UNDER THIS AGREEMENT

     3.1. Tower shall repay TIC for all amounts that TIC has paid or incurred or will be required to pay or incur under the terms of this Agreement and/or the Equipment Agreements. The full amount of the obligations of Tower contained in this Section 3.1 may be fulfilled through (i) payment of the Purchase Price pursuant to the Call Option or the Put Option; or (ii) payment of the Indemnification Amount (as defined below).

     3.2. The "PURCHASE PRICE" shall include but shall not be limited to the following (each amount in this Section 3.2 shall include any domestic or foreign VAT, sales tax or the equivalent thereof):

          3.2.1. any amount paid by TIC or, to the extent not fully assignable to Tower, obligated but not paid by to, any Supplier, including shipping, storage, VAT (whether foreign or Israeli), sales tax, or other taxes or duties, licensing fees, warranty/service agreements or insurance.

          3.2.2. legal fees.

          3.2.3. any amounts necessary to secure consent to assignment of any Equipment Agreements, sale of any Purchased Assets or transfer of any license, service agreement or warranty relating to any of the Purchased Assets.


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          3.2.4. any expenses in connection with the Equipment Agreements prior to their assignment to Tower hereunder.

          3.2.5. wiring fees.

          3.2.6. registration of title.

          3.2.7. registration of any pledge, if requested by TIC pursuant to
               Section 2.6.

          3.2.8. customs fees and expenses, including warehousing fees. (If TIC shall direct that the Equipment be delivered to Tower prior to the sale thereof to Tower, Tower shall make available storage space for such purposes and TIC shall pay Tower applicable market storage fees therefor.)

          3.2.9. Other Financing Expenses (as defined below).

     For the removal of doubt, if only a portion of the Purchased Assets is purchased by Tower, then only the applicable portion of the Purchase Price shall be paid.

     3.3. "OTHER FINANCING EXPENSES" shall mean other cash-related costs incurred by TIC including its cost of capital at a rate of [***], to be accrued between the date that TIC makes any payment under this Agreement and the actual date that such amount gets repaid in full by Tower.

     3.4. In the event that following the Reserve Period TIC assigns all or part of the Equipment Agreements or sells all or part of the Purchased Assets or transfers any license, service agreement or warranty relating to any of the Purchased Assets to any party other than Tower to the extent permitted hereunder (each a "RESALE"), in TIC's sole discretion, Tower shall indemnify TIC for each of the following (and TIC shall have a right to demand that Tower pay any known costs below directly), no later than [***] after any such Resale, as they relate to each such Equipment Agreement, Purchased Asset, license, service agreement or warranty (the "INDEMNIFICATION AMOUNT"):

          3.4.1. the amount equal to (x) the Purchase Price minus (y) the amount received (net after reasonable brokers fees, shipping fees, insurance, taxes, VAT and storage fees) from such Resale.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIALITY.


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          3.4.2. any necessary costs of reconfiguring or modifying the Purchased
               Assets for resale.

          3.4.3. Other Financing Expenses.

          3.4.4. any amounts necessary to secure consent to assignment of any of the Equipment Agreements, sale of any of the Purchased Assets or transfer of any license, service agreement or warranty relating to any of the Purchased Assets.

          3.4.5. storage and insurance fees.

          3.4.6. any costs to enforce any warranty on the Equipment not previously paid for by Tower as per Section 2.7.

     3.5. If a Resale is necessary, the parties to this Agreement agree that such Resale should take place at reasonable prices under the circumstances. Since Tower has the necessary industry expertise relating to the Equipment, Tower shall assist TIC in obtaining the best price possible for the Equipment as quickly as practicable. Notwithstanding the provisions in this Section, TIC will have the sole discretion to decide on the terms of such Resale.

4.   REPRESENTATIONS OF TOWER

          Tower represents and warrants to TIC as follows:

     4.1. Tower has full legal right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, has been approved by Tower's audit committee and Board of Directors and when executed and delivered by Tower and approved by its shareholders (if there will be a written request by any shareholder or shareholders of Tower who hold at least 1% of the issued shares or voting rights of Tower, provided that such request is made no later than fourteen (14) calendar days from the date on which Tower announces its decision to enter into this Agreement), constitutes and will constitute the legal, valid and binding obligation of Tower, enforceable against it in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally. Tower has attached the legal opinion of its counsel, Yigal Arnon & Co., Advocates to this effect hereto as ANNEX B.

     4.2. Neither the execution and delivery of this Agreement by Tower, nor the compliance with the terms and provisions of this Agreement on the part of Tower, will: (i) violate any statute or regulation of any governmental authority, domestic or foreign, affecting Tower; (ii) require the issuance of any authorization, license, consent or approval of any governmental agency, or any other person; or (iii) conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, loan agreement or other material agreement or instrument to which Tower is a party, or by which Tower is bound, or constitute a default thereunder, the effect of which will have a material adverse effect on Tower.


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     4.3. All necessary consents of (i) any parties to any material contracts which are material to Tower's business, and (ii) any governmental authorities or agencies, to the extent required, in connection with the transactions contemplated by this Agreement, for which the failure to obtain such consents would have a material adverse effect on Tower, shall have been obtained and true and complete copies thereof delivered to TIC.

     4.4. There are no actions, suits, proceedings, or injunctive order, pending or threatened against or affecting Tower which could prevent the consummation of the transactions contemplated by this Agreement.

     4.5. Tower has not engaged any broker or finder in connection with the transactions contemplated by this Agreement, and no broker or other person is entitled to any commission or finder's fee in connection with such transactions.

5. EFFECTIVENESS. In accordance with Tower's representations in Section 4.1 hereof, the effectiveness of Sections 2 and 3 of this Agreement shall be on (the "EFFECTIVE DATE") the earlier of (i) approval of Tower's shareholders (if there will be a written request by any shareholder or shareholders of Tower who hold at least 1% of the issued shares or voting rights of Tower no later than fourteen (14) calendar days from the date on which Tower announces its decision to enter into this Agreement) or (ii) fifteen (15) calendar days from the date on which Tower announces its decision to enter into this Agreement if such shareholder vote has not been so requested. By signature hereof, Tower acknowledges and agrees that it will make such announcement within one (1) business day after the date of the signing of this Agreement. Notwithstanding the foregoing, upon the occurrence of any Event of Default, TIC shall not be obligated to enter into any additional Equipment Agreements and shall be permitted but not obligated to revoke any Equipment Agreements already entered into to the extent possible.

6.   COVENANTS

     6.1. Within five (5) days of becoming aware of the existence of any condition or event which constitutes an Event of Default (as defined below), or any condition or event which would upon notice or lapse of time, or both, constitute an Event of Default, Tower shall give TIC written notice thereof specifying the nature and duration thereof and the action being or proposed to be taken with respect thereto.

     6.2. Until the exercise of the Put Option or Call Option, Tower will operate in the ordinary course of business and neither TIC nor Tower will take any action inconsistent with this Agreement. For the avoidance of any doubt, nothing herein shall require TIC to take or refrain from taking any action as a shareholder or investor of Tower.


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     6.3. To the extent that TIC assigns any of the Equipment Agreements, sells the Equipment or transfers any license, maintenance agreement or warranty relating to the Equipment, to any party other than Tower as permitted hereunder, Tower hereby acknowledges that TIC may make such transfer assignment or sale to any third party without limitation on the identity or business of such third party and hereby waives any claim it might have against TIC with respect thereto.

7.   TERMINATION

     7.1. TIC may terminate this Agreement upon [***] notice, except for (i) the rights and obligations of the Parties in connection with the Put Option; (ii) Tower's obligation to repay the Purchase Price and/or to indemnify TIC; and (iii) Sections 2.7, 8, 9 and 10 hereof, which shall survive indefinitely if any of the following events occur, each an "EVENT OF DEFAULT":

          a. If no Investment is consummated on or prior to such date which is [***] from the date of signature of this Agreement.

          b. If Tower shall default in connection with any agreement for greater than [***] with any creditor, which entitles said creditor to accelerate the maturity thereof.

          c. If Tower shall file a voluntary petition in bankruptcy or a voluntary petition or answer seeking liquidation, reorganization, arrangement, readjustment of its debts, or for any other relief under the Companies Law or Companies Ordinance, or under any other act or law pertaining to insolvency or debtor relief, whether Israeli or foreign, now or hereafter existing; Tower shall enter into any agreement indicating its consent to, approval of, or acquiescence in, any such petition or proceeding; Tower shall apply for or permit the appointment by consent or acquiescence of a receiver, custodian or trustee of Tower for all or a substantial part of its property; Tower shall make an assignment for the benefit of creditors; Tower shall be unable or shall fail to pay its debts generally as such debts become due; or Tower shall admit, in writing, its inability or failure to pay its debts generally as such debts become due.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIALITY.


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          d.   If, (i) there shall have been filed against Tower an involuntary petitio n in bankruptcy or seeking liquidation, reorganization, arrangement, readjustment of its debts or for any other relief under the Companies Law or Companies Ordinance, or under any other act or law pertaining to insolvency or debtor relief; (ii) Tower shall suffer or permit the involuntary appointment of a receiver, custodian or trustee of Tower or for all or a substantial part of its property; (iii) Tower shall suffer or permit the issuance of a warrant of attachment, execution or similar process against all or any substantial part of the property of Tower; (iv) any motion, complaint or other pleading is filed in any bankruptcy case of any person or entity other than Tower and such motion, complaint or pleading seeks the consolidation of Tower's assets and liabilities with the assets and liabilities of such person or entity.

          e. If the Board of Directors or Audit Committee of Tower shall rescind their approval of this Agreement, whether legally allowed to do so or not.

          f. If the shareholders of Tower are requested to approve the terms of this Agreement and the transactions contemplated hereby and fail to approve the same at the meeting called to approve it.

     7.2. In the event any of the proceedings in Section 7.1.d shall be dismissed or removed within 60 days, this Agreement shall be reinstated or enforceable to the extent no other Event of Default has occurred and to the extent the Call Option would not have otherwise expired, as if such Event of Default had not occurred, including the reinstatement of the Call Option.

     7.3. Nothing herein shall terminate TIC's Put Option or Tower's obligation to indemnify TIC.

8.   NOTICES

     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the Parties at the following address (or at such other address for a Party as shall be specified by like notice):

If to Tower:                          If to TIC:
Tower Semiconductor Ltd.              Israel Corporation Ltd.
Ramat Gavriel Industrial Area         Millennium Tower,
P.O. Box 619                          23 Aranha St. Tel Aviv Israel 61070
Migdal Haemek Israel 23105            Fax: 972-3-684-4574
Fax. 972-4-6047242                    Attn: Chief Financial Officer
Attn: Oren Shirazi, Acting CFO
with a copy to (which shall not       with a copy to (which shall not constitute
constitute notice):                   notice):
Yigal Arnon & Co.                     Gornitzky & Co.
One Azrieli Center,                   45 Rothschild Blvd.,
Tel Aviv 67021 Israel                 Tel-Aviv 65784 Israel
Fax: 972-3-608-7714                   Fax: 972-3-560-6555
Attn: Adv. David H. Schapiro          Attn:  Adv. Zvi Ephrat

9.   PUBLICITY

The Parties agree not to publish any press release or disclosure filing or otherwise publicize the existence, or any of the terms, of this Agreement without the prior consent of the other Party, except as may be required under law.

10.  MISCELLANEOUS

     10.1. This Agreement, including the validity, interpretation, or performance of this Agreement and any of its terms or provisions, and the rights and obligations of the parties under this Agreement shall be governed by, and construed and interpreted in and only in accordance with, the domestic laws of the State of Israel without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Israel. The competent court in Tel Aviv-Jaffa will have the sole and exclusive jurisdiction over any dispute arising under this Agreement.

     10.2. A Party's delay or failure to enforce at any time any of the provisions of this Agreement or any right with respect thereto shall in no way be construed to be a waiver of such provision, or rights or in any way to affect its right later to enforce them. A Party's exercise of any of its rights hereunder shall not preclude or prejudice that Party from thereafter exercising the same or any right which it may have under this Agreement, irrespective of any previous action or proceeding taken by it hereunder.

     10.3. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Tower and TIC.

     10.4. This Agreement and the Annexes hereto shall be modified only by an instrument in writing that is signed by duly-authorized representatives of the Parties.

     10.5. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     10.6. At any time and from time to time, each Party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement and shall refrain from taking any action that may frustrate the purpose of this Agreement.

     10.7. No Party shall be entitled to assign this Agreement or its rights under it without the prior written consent of the other Party.

     10.8. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by a Party hereto and delivered to the other Party hereto.

     10.9. This document constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties or any official or representative thereof.

     10.10. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first hereinabove set forth, such Parties acting by their officers, being thereunto duly authorized.


______________________________                    ______________________________
TOWER SEMICONDUCTOR LTD.                          ISRAEL CORPORATION LTD.

Name: Russell Ellwanger                           Name:  ___________________
Title: Chief Executive Officer                    Title:   __________________